

December 16, 2010

Mr. John A. Kallassy
Treasurer and Chief Financial and Accounting Officer
Speedus Corp.
1 Dag Hammarskjold Blvd.
Freehold, New Jersey 07728

> **Re: Speedus Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 0-27582**

Dear Mr. Kallassy:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 21

– Evaluation of Disclosure Controls and Procedures, page 21

1. We note your disclosure here but we do not see where you have provided a conclusion regarding the effectiveness of your <u>disclosure controls and procedures</u>. Please amend the filing to disclose management's conclusions regarding the effectiveness of disclosure

controls and procedures as required by Item 307 of Regulation S-K. Please note this comment also applies to your Forms 10-Q as of March 31, June 30 and September 30, 2010.

– Management's Annual Report on Internal Control over Financial Reporting, page 21

2.	We note your disclosure here that "internal control over financial reporting was not effective with respect to the material weaknesses described below." This language appears to qualify your conclusion such that it only applies to the material weaknesses described. Please amend the filing to provide management's conclusion regarding internal control over financial reporting in clear and unqualified language.

Consolidated Balance Sheets, page 34

3.	We note that you recorded an allowance for doubtful accounts of $107,385 during the fourth quarter of 2009. We note that the bad debt expense is approximately 23% of your revenues for the year. Finally, we note your disclosure on page 17 that your revenues increased in 2009 primarily relating to a new service contract completed by Zargis during 2009. Please explain to us in greater detail the circumstances requiring you to record bad debt expense of $107,385.

Note 2. Summary of Significant Accounting Policies, page 40

– Revenue Recognition, page 41

4.	Please expand your disclosure of your revenue recognition policy in future filings, including any amendment to this filing, to explain in greater detail each source of revenue and how you meet the criteria for revenue recognition for each primary source of revenue. In this regard, as we note the significant bad debt provision recorded in 2009, please specifically address how you evaluate the collectability criteria.

Note 9. Income Taxes, page 48

5.	Please revise future filings to provide all of the disclosures required by section 740-10-50 of the FASB Accounting Standards Codification.

Note 10. Commitments and Contingencies, page 48

6.   We note your disclosure in Note 9 that you have not filed any income tax returns since 2005. Please revise future filings to disclose the impact that the failure to file income tax returns could have on the Company. Discuss how you are accounting for any contingencies relating to your failure to file income tax returns.

Exhibits 31.1 and 31.2

7.   We note within your December 31, 2009 Form 10-K and each of your March 31, June 30 and September 30, 2010 Forms 10-Q that the certifications filed as Exhibits 31.1 and 31.2 do not include all of the introductory language of paragraph 4 required by Item 601(b)(31) of Regulation S-K. Please amend each of these filings to include revised certifications that conform to the requirements of Item 601(b)(31) of Regulation S-K.

Forms 10-Q as of March 31, June 30 and September 30, 2010

8.   We note that you disclose management's conclusions on the effectiveness of your internal control over financial reporting as of March 31, June 30 and September 30, 2010. Item 308(T) of Regulation S-K indicates that management's conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure.   Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of March 31, June 30 and September 30, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief